

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 16, 2009

Worthing F. Jackman
Executive Vice President and Chief Financial Officer
Waste Connections, Inc.
35 Iron Point Circle, Suite 200
Folsom, CA 95630

> **Re: Waste Connections, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 1-31507**

Dear Mr. Jackman:

We have reviewed your responses and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2007

Segments, Prior Comment 8

1. We appreciate the information you have provided concerning the determination of your operating segments. In order for us to consider this issue in better detail, we request that you supplementally provide us with an example of the monthly report of EBITDA by district received by you CODM. We assume such report has year-to-date information and as such please provide the most recent month and year-to-date available and the last three year-to-date summaries. We may have further comments about your segments after we have received this information.

   You may furnish this information to us pursuant to Rule 12b-4 of the Exchange Act Rules, in which case this information will remain confidential and will be returned to you, or destroyed upon your request. Under this rule such information is not considered filed. However we also suggest that you request confidential treatment under Rule 83 of the Freedom of Information Act in the remote chance that we subsequently request that the information be filed. Please include a self-addressed paid package for purpose of returning the information.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson at (202) 551-3753 or John Hartz at (202) 551-3689 if you have questions regarding our comments on the financial statements and related matters. Please contact Era Anagnosti at (202) 551-3369 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief